UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1 to

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Westmoreland Resource Partners, LP

(Name of Subject Company (Issuer))

Westmoreland Coal Company Asset Corporation

(Offeror)

a wholly owned subsidiary of

Westmoreland Coal Company

(Names of Filing Persons)

Common Units Representing Limited Partner Interests

(Titles of Class of Securities)

691807101

(CUSIP Numbers of Class of Securities)

Amendment No. 1 to

SCHEDULE 13E-3

(RULE 13e-100)

TRANSACTION STATEMENT

UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

Westmoreland Resource Partners, LP

(Name of Subject Company (Issuer))

Westmoreland Coal Company Asset Corporation

(Offeror)

a wholly owned subsidiary of

Westmoreland Coal Company

(Names of Filing Persons)

Common Units Representing Limited Partner Interests

(Titles of Class of Securities)

691807101

(CUSIP Numbers of Class of Securities)

Jennifer S. Grafton

(855) 922-6463

Westmoreland Coal Company

9540 South Maroon Circle, Suite 300

Englewood, CO 80112

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person)

With copies to:

Matthew R. Pacey, P.C.

Michael P. Fisherman

Kirkland & Ellis LLP

609 Main St., Suite 4500

Houston, TX 77002

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE+
$12,849	$1.56

*	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of all outstanding common units representing limited partner interests of Westmoreland Resource Partners, LP, a Delaware limited partnership, not owned by Westmoreland Coal Company, a Delaware corporation, or its affiliates, at a purchase price of $0.01 per Common Unit, net to the seller in cash. On February 12, 2019, 1,284,840 Common Units were outstanding, of which none are owned by Westmoreland Coal Company. Accordingly, this calculation assumes the purchase of 1,284,840 Common Units.
+	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory # 1 for Fiscal Year 2019 issued by the Securities and Exchange Commission, by multiplying the transaction valuation by 0.0001212.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1.56	Filing Party: Westmoreland Coal Company Asset Corporation and Westmoreland Coal Company
Form or Registration No.: SC TO-T	Date Filed: February 13, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (the “Amendment”) amends and supplements the Tender Offer Statement and Rule 13e-3 Transaction Statement originally filed under cover of Schedule TO on February 13, 2019 (the “Schedule TO”) by Westmoreland Coal Company Asset Corporation, a New York corporation (“Tender Sub”), and Westmoreland Coal Company, a Delaware corporation (together with Tender Sub, “WCC”, except where context requires that “WCC” refer only to Westmoreland Coal Company), relates to the offer by WCC to purchase all outstanding common units (the “Common Units”) of Westmoreland Resource Partners, LP, a Delaware limited partnership (“WMLP”), not currently held by WCC or its affiliates, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 13, 2019 (as amended and supplemented, the “Offer to Purchase”) and the related letter of transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). All capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Offer to Purchase.

Except as otherwise set forth below, the information set forth in the Schedule TO remains unchanged and is incorporated by reference into this Amendment. All references in this Amendment to the Offer to Purchase refer to the Offer to Purchase, as amended by Amendment No. 1 to the Offer to Purchase, dated February 28, 2019 and filed as Exhibit (a)(1)(i)(a) hereto.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Items 1, 4(a), 7(a) and 11.

Items 1, 4(a), 7(a) and 11 of the Schedule TO are hereby amended to modify the initial expiration of the Offer from 11:59 p.m. on March 13, 2019 to one minute after 11:59 p.m. on March 13, 2019. Specifically, the Offer to Purchase filed as Exhibit (a)(1)(i) to the Schedule TO; the Letter of Transmittal filed as Exhibit (a)(1)(ii) to the Schedule TO; Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees filed as Exhibit (a)(1)(iii) to the Schedule TO (the “Letter to Brokers”); and the Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees filed as Exhibit (a)(1)(iv) to the Schedule TO (the “Letter for Clients”), are hereby amended as follows:

All references to “11:59 p.m., New York City Time, on March 13, 2019” are hereby replaced with “one minute after 11:59 p.m., New York City Time, on March 13, 2019”.

Item 5. Past Contacts, Negotiations and Agreements.

Item 5 of the Schedule TO is hereby amended and supplemented by adding the following:

Item 1005(b) of Regulation M-A

(b) The information set forth under the caption “Special Factors—Background of the Offer” and “Special Factors—Certain Relationships Between WCC and WMLP” in the Offer to Purchase is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

Item 6 of the Schedule TO is hereby amended and supplemented by adding the following:

Item 1006(c)(1)-(7) of Regulation M-A

(c)(1) The information set forth under the captions “Introduction”, “Summary Term Sheet—Why are we making the Offer?”, “Special Factors—Background of the Offer” and “Special Factors—Plans for WMLP after the Offer” in the Offer to Purchase is incorporated herein by reference.

(c)(2) The information set forth under the captions “Introduction”, “Summary Term Sheet—Why are we making the Offer?”, “Special Factors—Background of the Offer” and “Special Factors—Plans for WMLP after the Offer” in the Offer to Purchase is incorporated herein by reference.

(c)(3) The information set forth under the captions “Introduction”, “Summary Term Sheet—Why are we making the Offer?”, “Special Factors—Background of the Offer” and “Special Factors—Plans for WMLP after the Offer” in the Offer to Purchase is incorporated herein by reference.

(c)(4) The information set forth under the captions “Introduction”, “Summary Term Sheet—Why are we making the Offer?”, “Special Factors—Background of the Offer” and “Special Factors—Plans for WMLP after the Offer” in the Offer to Purchase is incorporated herein by reference. Additionally, WMLP will cease to exist upon the conclusion of its chapter 11 bankruptcy proceedings and as a result the board of directors of the general partner of WMLP will also cease to exist at that time.

(c)(5) The information set forth under the captions “Introduction”, “Summary Term Sheet—Why are we making the Offer?”, “Special Factors—Background of the Offer” and “Special Factors—Plans for WMLP after the Offer” in the Offer to Purchase is incorporated herein by reference. Additionally, WMLP will cease to exist upon the conclusion of its chapter 11 bankruptcy proceedings.

(c)(6) The information set forth under the captions “Introduction” and “The Offer—Possible Effects of the Offer on the Market for Common Units; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations” in the Offer to Purchase is incorporated herein by reference.

(c)(7) The information set forth under the captions “Introduction” and “The Offer—Possible Effects of the Offer on the Market for Common Units; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations” in the Offer to Purchase is incorporated herein by reference.

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

Exhibit No.	Description

(a)(1)(i)(a)	Amendment No. 1 to Offer to Purchase, dated February 28, 2019

Item 13.	Information Required by Schedule 13E-3

The following sets forth the information required by Schedule 13E-3 that has not already been set forth in Items 1-12 above. The information set forth in the Offer to Purchase is incorporated herein by reference to the items required by Schedule 13E-3.

Item 5 of Schedule 13E-3. Past Contacts, Transactions, Negotiations and Agreements.

Item 5 of the Schedule 13E-3 is hereby amended and supplemented by adding the following:

Item 1005(c) and (e) of Regulation M-A

(c) The information set forth under the captions “Special Factors—Background of the Offer” and “Special Factors—Certain Relationships Between WCC and WMLP” in the Offer to Purchase is incorporated herein by reference.

(e) The information set forth under the captions “Special Factors—Background of the Offer,” “Special Factors—Transactions and Arrangements Concerning the Common Units,” “Special Factors—Interests of Certain Persons in the Offer” and “Special Factors—Certain Relationships Between WCC and WMLP” in the Offer to Purchase is incorporated herein by reference.

Item 6 of Schedule 13E-3. Purposes of the Transaction and Plans or Proposals.

Item 6 of the Schedule 13E-3 is hereby amended and supplemented by adding the following:

Item 1006(c)(8) of Regulation M-A

(c)(8) The information set forth under the captions “Special Factors—Certain Effects of the Offer” and “The Offer—Possible Effects of the Offer on the Market for Common Units; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations” in the Offer to Purchase is incorporated herein by reference.

Item 7 of Schedule 13E-3. Purposes, Alternatives, Reasons and Effects.

Item 7 of the Schedule 13E-3 is hereby amended and supplemented by adding the following:

Item 1013 of Regulation M-A

(b) The information set forth under the captions “Special Factors—Background of the Offer” and “Special Factors—Purpose of and Reasons for the Offer; Consideration of Alternatives” in the Offer to Purchase is incorporated herein by reference.

Item 8 of Schedule 13E-3. Fairness of the Transaction.

Item 8 of the Schedule 13E-3 is hereby amended and supplemented by adding the following:

Item 1014 of Regulation M-A

(b) The information set forth under the caption “Special Factors—The Position of WCC Regarding the Fairness of the Offer” in the Offer to Purchase is incorporated herein by reference.

(d) The information set forth under the caption “Special Factors—The Position of WCC Regarding the Fairness of the Offer” in the Offer to Purchase is incorporated herein by reference. Additionally, an unaffiliated representative was not retained for the purpose of representing unaffiliated security holders in negotiating the terms of the offer, or preparing a report concerning the fairness of the transaction.

(f) The information set forth under the caption “Special Factors—The Position of WCC Regarding the Fairness of the Offer” in the Offer to Purchase is incorporated herein by reference.

Item 13. Financial Statements.

Item 13of the Schedule 13E-3 is hereby amended and supplemented by adding the following:

Item 1010(c) of Regulation M-A

(c) The information set forth under the caption “The Offer—Certain Information Concerning WMLP” in the Offer to Purchase is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 28, 2019

Westmoreland Coal Company

By:	/s/ Jennifer S. Grafton
Name: Title:	Jennifer S. Grafton Chief Legal Officer, Chief Administrative Officer and Secretary